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Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

For Immediate Release
NetRatings, Inc.	Investors: Jennifer Cohn Media: Jennifer Fan	(650) 470-4203 (408) 941-2951

NETRATINGS ANNOUNCES CHANGES TO EXECUTIVE MANAGEMENT TEAM

Milpitas, Calif. —January 15, 2002—NetRatings, Inc. (Nasdaq: NTRT), a leading Internet audience measurement and analysis firm, today announced the appointment of George Durney, Manish Bhatia, Sean Kaldor and Barbara Jarzab to its Executive Management team.

Mr. Durney assumes the role of senior vice president, Sales. Mr. Durney is a company veteran and was formerly vice president of Sales for NetRatings, responsible for the Eastern region. Mr. Bhatia joins the company as senior vice president, Product Marketing and Business Development. Most recently, Mr. Bhatia was senior vice president, Interactive Services for Nielsen Media Research, and is considered an early pioneer of Internet media research.

Mr. Kaldor joins the team as vice president, Analytics and Corporate Marketing. Previously, Mr. Kaldor was NetRatings' chief analyst and vice president, Analytics, responsible for the development and management of the company's analytical service offerings. Ms. Jarzab joins the team as vice president and Chief of Measurement Science. Ms. Jarzab was previously the company's vice president of Research.

These executives join William Pulver, President and COO, Jack Lazar, executive vice president of corporate development and CFO, Dave Muir, vice president, Engineering, and Terry Nolan, vice president, Administration on the NetRatings Executive Management team.

"We're pleased to announce these strong additions to the NetRatings Executive Management team," said William Pulver, NetRatings President and COO. "Their knowledge of our business and their market experience are invaluable. Under their leadership, we believe we can dramatically extend and expand our customer relationships, product offerings and market position," added Mr. Pulver.

The company also announced that Tim Meadows, a NetRatings founder and executive vice president of Products and Services, has decided to leave the Company to pursue other interests after a transition period. "Tim has been a driving force behind NetRatings, and instrumental in bringing the company to its current position as a leader in the Internet audience measurement space," said Mr. Pulver. "We are very fortunate to have had his contribution, and wish him the very best in his future pursuits," said Mr. Pulver.

Dave Toth, founder and CEO of NetRatings, whose departure to pursue entrepreneurial interests was previously announced, has also entered into a transition agreement with NetRatings.

In addition to the transition agreements, Messrs. Toth and Meadows have each entered into a stock repurchase agreement with NetRatings. The repurchase agreements provide that at their request, for a ninety day period beginning three days after either the closing of the acquisition of Jupiter Media Metrix or the termination of the agreement to acquire Jupiter Media Metrix, NetRatings will buy up to an aggregate of 1,500,000 shares of NetRatings common stock held by them. The repurchase price will be based on the average closing price of NetRatings common stock for the 10 trading days preceding the request for repurchase.

About NetRatings, Inc.

NetRatings, Inc. ( www.netratings.com ) is a leading provider of global Internet audience measurement information and analysis. Its technology driven products and services enable customers to make informed business-critical decisions regarding their Internet media and commerce strategies. NetRatings has strategic relationships with both Nielsen Media Research, the leading source of television audience measurement and related services in the U.S. and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. Worldwide, NetRatings services measure the Internet experiences of more than 233,000 Internet users in 29 countries.

Caution Required by Certain SEC Rules

In connection with the proposed acquisition of Jupiter Media Metrix by NetRatings, on November 21, 2001, NetRatings filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. The preliminary prospectus also constitutes Jupiter Media Metrix' preliminary proxy statement for the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents because they will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above. Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders and in the registration statement on Form S-4 referred to in the preceding paragraph, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

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  Risks associated with the transition of key management personnel during this period and the ability of NetRatings to find qualified replacements.

Additional information about potential factors that may affect NetRatings' business and financial results is included in its annual report on Form 10K for the year ended December 31, 2000 and its quarterly report on form 10Q for the 3 month period ended September 30, 2001 including, without limitation, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Our Performance." Additional information about potential factors that may affect NetRatings' business and financial results is included in the registration statement on Form S-4 containing a prospectus relating to the acquisition of Jupiter Media Metrix, Inc. filed by NetRatings on November 21, 2001 including, without limitation under the caption "Risk

Factors". Investors and security holders may obtain copies of these documents, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov or by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203, or jennifer@stapleton.com . NetRatings does not undertake to update any forward-looking statement that may be made from time to time by it or on behalf of NetRatings.

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NETRATINGS ANNOUNCES CHANGES TO EXECUTIVE MANAGEMENT TEAM